Mail Stop 3561

October 4, 2007

Lawrence A. Jacobs, Esq.
Senior Executive Vice President and Group General Counsel of News Corporation
Senior Executive Vice President and General Counsel of Ruby Newco LLC
1211 Avenue of the Americas
New York, New York 10036

Re: Ruby Newco LLC
       News Corporation
       Registration Statement on Form S-4
       Filed September 7, 2007
       File No. 333-145925

Dear Mr. Jacobs,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

2. Please provide us with a copy of your election form package.

3. Please tell us how many and what percentage of the Dow Jones shareholders who entered into the voting and support agreement with News Corporation are expected to request a unit election. In light of the lock-up agreement, please also provide your legal analysis as to why it is appropriate to register the primary issuance of securities rather than registering them for resale. Refer to Item X.C.1.c. of Release No. 33-7606A.

Cover Letter

4. Please revise to disclose the aggregate amount of securities offered pursuant to this prospectus. Refer to Item 501(b)(2) of Regulation S-K. Similarly revise your summary.

5. We note that the unit election right is subject to allocation and proration procedures designed to ensure that no more than 250 stockholders of record of Dow Jones receive Newco Class B units in the merger. Please revise here, and throughout whenever you mention this limitation, to clarify that if more than 250 stockholders make an election priority will be given to those with the greatest number of shares.

Questions and Answers about the Merger and the Special Meeting, page 1

6. Please add a separate question and answer addressing whether each Dow Jones shareholder that makes a unit election will be entitled to receive Newco Class B common units. In so doing, address here that the number of unit elections will be restricted to no more than 250 record holders, that if more than 250 record holders make an election only those with the greatest number of Dow Jones shares will receive units, and that a maximum of 8,599,159, or approximately 10%, of the outstanding Dow Jones shares can be converted to units.

7. Please add a separate question and answer discussing the purpose for limiting the number of conversions and giving priority to Dow Jones' largest shareholders. To the extent that there were several rationales for why the unit election was structured in this way, please thoroughly discuss each reason. Also, discuss whether the transaction could have been structured to allow all Dow Jones shareholders to convert their shares and obtain the same tax deferral benefits, and, if so, the reasons why this feature was not made available without limitation.

What will I receive for my Dow Jones shares if the merger is completed?, page 1

8. Please revise to explain here why Dow Jones permits a unit election only for shares held in certificated form and for which the shareholder is the record holder.

Lawrence A. Jacobs, Esq.
Ruby Newco LLC
October 4, 2007
Page 3

9. Given that shareholders may incur a fee to have shares issued in certificated form in their name, yet are not guaranteed Newco Class B common units even if an election is made due to the various limitations that exist, disclose that this fee is the responsibility of the shareholders whether or not they ultimately receive such units.

Are any Dow Jones stockholders already committed to vote in favor of the merger?, page 5

10. Please add a Q and A about what benefits the Bancroft family and trusts are receiving different from other shareholders. It appears that the Bancroft family and trusts will be reimbursed up to $30 million in fees and expenses, secure one seat on the board of directors of News Corporation, and secure tax advantages available to the largest Dow Jones shareholders if they make a unit election.

Summary, page 10

11. In an appropriate section in the summary, please revise to discuss how News Corporation will finance the cash payment to Dow Jones' stockholders.

Recommendation of the Dow Jones Board of Directors, page 13

12. Please revise to disclose that while the 12 directors present and voting at the special meeting on July 31, 2007 voted to approve the merger agreement, 2 directors abstained from voting and later resigned due to their opposition to the merger.

Selected Historical Financial Data of News Corporation, page 25

13. Refer to footnote (5) – Please revise to delete the non-GAAP presentation of diluted earnings per share based on the total weighted average shares outstanding for all periods presented. We do not believe the presentation of this information is appropriate since during all of the periods presented, the Class A and Class B common shares of News Corporation did not equally share in the Company's earnings or dividends and therefore, the two-class method is required for the earnings per share computations pursuant to paragraph 61 of SFAS No.128. Alternatively, if you believe these non-GAAP disclosures are meaningful and useful to investors, please explain why and revise to include the disclosures required by Item 10(e) with respect to these non-GAAP measures.

Comparative Per Share Information, page 28

14. Please revise to include disclosure of how the News Corporation Pro Forma Per Share Data amounts were calculated or determined.

Risk Factors, page 32

15. Please revise to remove the fifth and sixth sentences of the first paragraph.

16. Please add a risk factor to discuss the fact that 2 directors abstained from voting in favor of the merger and resigned due to concerns about the ability to maintain journalistic integrity after the merger. Also, discuss the risks and challenges posed by seeking to have a special committee ensure editorial independence.

Dow Jones stockholders may not receive Newco Class B common units, page 32

17. Revise to disclose the approximate number of Dow Jones record holders, the amount of shares held by the holders of the 250, 300, and 350 largest amounts, if known. If the shares held by the Bancroft interests are already in certificated form, please disclose as well.

An investment in Newco Class B common units will be effectively illiquid, page 34

18. Revise the heading to clarify, if true, that they will be illiquid for 180 days.

Background of the Merger, page 46

19. We note the mention in the next-to-last sentence on page 52 that there was an objective that a portion of the consideration be in the form of securities that Dow Jones stockholders would receive on a tax free basis." Please revise this section to include a full discussion of this objective. When was it raised and by which parties? How was the size of the pool of recipients determined? How did the Dow board decide that some shareholders were to get tax free treatment and others not?

Reasons for the Merger; Recommendation of the Dow Jones Board, page 57

20. Please provide support for the third bullet point on page 59, regarding the possibility that "new stockholders would continuously be seeking that Dow Jones engage in a sale or restructuring and thereby lead to instability."

21. Please tell us whether the board considered as a negative factor the fact that only the 250 largest shareholders who apply might possibly qualify for unit election, effectively limiting the tax advantages of such an exchange to only a small percentage of existing shareholders. Also tell us if the board considered alternatives that would allow all Dow Jones shareholders to make a unit election. If so, please revise to include bullet points discussing the considerations.

22. It appears that you should either remove the word "unanimous" or disclose here the resignations of the board members who opposed the merger. Please revise.

Opinion of Financial Advisor to Dow Jones, page 66

23. Consider expanding the disclosure to present your summary of the financial advisors' analyses in tabular form. Tabular presentations aid the understanding of complex information by providing an organized way to digest summarized items. Long and dense narrative disclosure alone, no matter how concise, is often less effective than carefully constructed tables accompanied by clear explanations.

Litigation Related to the Merger, page 73

24. Please provide us with a copy of the Amended Complaint discussed on page 74.

Allocation and Proration of Newco Class B Common Units, page 102

25. Please expand your disclosure to provide additional examples that combine your allocation and proration methods. For example, provide an example for when there are more than 250 Dow Jones shareholders making a unit election, but the unit consideration sought is equal to or less than 8,599,159. Also, provide an example for when there are more than 250 Dow Jones shareholders making a unit election and the unit consideration sough exceeds 8,599,159. These examples should demonstrate that priority is assigned to those shareholders making the largest elections, and demonstrate how shares are prorated thereafter, if we understand your procedures.

26. Also, we note that in example 2 you use as an example a Dow Jones shareholder that owns 6,000 shares, and we recognize that you may chose to assign hypothetical share amounts in examples added per our comment above. However, please add disclosure to clarify that your use of these numbers are not meant to encourage or discourage unit election, and that the number of shares that may be required to qualify for unit election could be greater or less than the number of shares used in these examples. As such, your examples should not inadvertently deter Dow Jones shareholders from making a unit election by creating a belief that they need to have at least the number of shares reflected in these examples.

27. We note that Dow Jones and News Corporation expect to publicly announce whether more than 250 unit elections are made as soon as practical following the election deadline. We recommend that you include a reasonable deadline for such notification, such that a public announcement will be made no later than X days after the election deadline.

Murdoch Family Interest Letter, page 106

28. Please file the separate letter agreement referenced here as an annex or exhibit.

Certain U.S. Federal Income Tax Consequences, page 111

29. Please remove the disclaimer in the first sentence of the second paragraph that the discussion is "for general information only."

30. We note from your disclosure on page 112 that Fried Frank will deliver to Dow Jones an opinion dated as of the closing date. Please revise to disclose that the form of this opinion is filed as an exhibit to the registration statement.

31. Please remove your assertion on page 118 that the receipt, ownership and disposition of Newco Class B common units raised "novel tax issues for which there are no clear answers" or provide support to us for this disclaimer.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 123

32. Please revise your introductory paragraphs to include a summary of the proposed merger transaction. Your revised disclosure should include a discussion of why News Corporation is proposing to acquire Dow Jones, as well as the details of the nature and terms of the proposed acquisition such as the cash consideration and unit election offered by News Corporation to the Dow Jones shareholders.

33. Since the shareholders of Dow Jones may elect to receive shares of Newco Class B common shares, which will be exchangeable into News Corporation Class A common stock beginning 121 days after the closing of the merger, we believe additional pro forma financial information showing the affect of the Dow Jones merger transaction on News Corporation may be useful to the shareholders of Dow Jones voting with regards to the proposed merger. Please revise the pro forma information to include additional columns reflecting the consolidation of Ruby Newco and its investment in Dow Jones being acquired in the merger in the pro forma financial information. If you do not believe this information would be useful and meaningful to the Dow Jones shareholders, please explain your basis for this conclusion.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2006 and for the six months ended June 30, 2007, page 124

34. Please revise your pro forma statements of operations to include disclosure of historical primary and fully diluted per share data based on continuing operations, as well as the number of shares used to compute both historical and pro forma earnings per share. See Rule 11-02(b)(7) of Regulation SX.

35. We note from your disclosure on page 107 that at the closing of the merger, News Corporation and Dow Jones will enter into an editorial agreement which establishes a Special Committee of five members who will be compensated for their services. Please revise your pro forma financial statements to include disclosure of the contractual terms of the agreement with the Special Committee and the applicable pro forma adjustments to record their compensation expense.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements, page 125
Adjustment (c)

36. We note your disclosure that the unvested portion of in-the-money equity based awards is amortized into expense based on the original vesting period and the proportionate expense has been reflected for the six months ended June 30, 2007 and for the year ended December 31, 2006. Please revise your disclosure to include details of how the pro forma adjustments were calculated. Your revised disclosure should include the total amount of compensation related to the unvested portion and provide details as to how the amount was calculated or determined. You should also disclose the number of years (or range of years) over which the amount will be amortized. Also, please tell us and explain in footnote (c) how you calculated or determined the $50 to $100 million increase in the purchase price that would occur if all holders of vested equity based awards elected to receive equivalent News Corporation equity based awards.

Adjustment (d)

37. We note your disclosure that this pro forma adjustment records the amortization relating to the finite lived intangible assets that is recognized in conjunction with the acquisition of Dow Jones by Newco and the elimination of the Dow Jones' historical intangible asset amortization. Please revise to separately disclose the amount of Dow Jones' historical intangible asset amortization that is being eliminated in the adjustment and the amount of amortization expense recorded for the newly acquired intangible assets.

Adjustment (e)

38. Please revise to include disclosure of the income tax rate used to determine the amount of this pro forma adjustment.

Adjustment (f)

39. Refer to footnote (f) – We note from the discussion on pages 137 and 151 that the holders of the Newco Class A and Newco Class B shares may not share equally in dividend distributions, as dividends may be paid solely to the holders of Newco Class A common units in any amount and at any time. Given this factor, please

explain why the Company has not provided separate disclosure of earnings per share attributable to each class of common shares pursuant to paragraph 61 of SFAS No.128.

40. Also, we note from the disclosure in footnote (f) that the pro forma earnings per share computations assume the issuance of 24 million Newco Class B common units, representing the maximum amount of units to be issued by Newco in exchange for Dow Jones shares in accordance with the merger agreement, and that the actual units issued could be less which would impact the pro forma earnings per unit calculation. Please revise to include a sensitivity analysis disclosing the effect on pro forma earnings per share if fewer than 24 million Newco Class B common units are issued. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 126

41. We note from your pro forma balance sheet that there is a $71,977 adjustment to other non-current assets. Please revise your notes to disclose the nature of this adjustment, including detail as to how the amount was determined or calculated. Also, please tell us why this adjustment is factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

42. We note from your disclosures on pages 16 and 59 that Dow Jones has agreed that in connection with the closing of the merger, it will pay on behalf of, or reimburse, certain of the Bancroft family members and trusts for their benefit an aggregate of $30 million in respect of fees and expenses of financial, legal and other advisors. Please tell us if this amount has been accrued on the pro forma balance sheet. If it has not, please revise to include the accrual of this payment as a pro forma adjustment, or alternatively, tell us why you do not believe it is appropriate to include the amount on the pro forma balance sheet.

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 126
Adjustment (i)

43. We note that your preliminary purchase price allocation includes an allocation of $4,605 million to goodwill. Please explain to us how you have considered the guidance contained in EITF 02-17 in connection with your purchase price allocation of Dow Jones. For example, explain how you have considered the need to allocate fair value to intangibles such as advertising relationships, subscriber lists, and distribution agreements. Also, please explain to us how you determined the fair value of the customer relationship intangible asset. Your response should include all significant assumptions used in your valuation analysis. In addition, please revise the notes to the pro forma financial information to explain the primary

reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that result in recognition of goodwill.

44. Refer to footnote (i) – Please disclose in footnote (i) the number of shares of Dow Jones common stock, Class B common stock and common stock equivalents that will receive cash consideration of $60 per share and which resulted in the cash portion of the purchase price of $4,648 million. Also, please tell us and clarify in footnote (i) how you determined the estimated fair value of the 24 million Newco Class B common units to be issued of $508 million. In this regard, it appears that the News Corporation Class A shares had closing prices ranging between $22 and $23 per share during the five day period around June 30, 2007. As a result, we are unclear as to how you derived an aggregate value for the 24 million shares to be issued of $508 million. Please advise or revise as appropriate.

45. Also, please tell us and explain in footnote (i) how you determined the estimated value of the News Corporation equity based awards that were issued for the vested out-of –the-money options and assigned a value of $8 million.

46. In addition, please tell us and explain in further detail in footnote (i) the nature and amounts of the transaction costs and other assumed obligations of $137 million that are included as part of the purchase price. Your response and your revised disclosure should disclose the nature and amounts of the various costs comprising this pro forma adjustment.

47. Please tell us and explain in footnote (i) how you calculated or determined the historical book value of the tangible assets acquired of $27 million that is reflected in the preliminary purchase price allocation on page 127. Based on Dow Jones' June 30, 2007 balance sheet, we are unable to determine how this amount was calculated or determined.

48. We note from the disclosure provided in footnote (j) that the pro forma balance sheet has been prepared assuming the issuance of 24 million Newco Class B common units representing the maximum amount of units to be issued by Newco in exchange for Dow Jones common stock and Class B common stock in accordance with the merger agreement. As it appears from the disclosures contained elsewhere in the registration statement that a lesser number of Class B common units could be issued, please provide a sensitivity analysis demonstrating the impact to the purchase price in the event that a lesser number of Newco Class B common units is issued. Refer to the requirements outlined in Rule 11-02(b)(8) of Regulation S-X.

Voting Rights, page 130

49. Please confirm that News Corporation is not an interested stockholder of Dow Jones or after the merger will not be an affiliate of any interested stockholder.

Other

50. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

51. Provide a currently dated consent from the independent public accountant in the amendment.

Exhibits 8.1 and 8.2

52. Please revise the opinions so as to remove all limitation on the use of the opinion by other persons or for other purposes. We suggest deleting the first sentence of the last paragraph in Exhibit 8.1 and the second sentence of the second to last paragraph in Exhibit 8.2.

* * * * *

News Corporation Form 10-K for the year ended June 30, 2007

Results of Operations – Fiscal 2007 versus Fiscal 2006, page 51

53. Please expand your discussion of operating income results by segment to quantify and discuss the significant cost components within this broad category, such as personnel costs, amortization of production and participation costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that operating income for the Cable Network Programming segment increased primarily due to revenue increases, partially offset by higher sports rights amortization, higher entertainment programming for new shows and incremental expenses from the consolidation of NGC International and NGC Latin America, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Consolidated Statements of Operations, page 83

54. We note your presentation of "interest expense, net" on the face of the statements of operations. In light of the fact that it appears from your disclosure in Note 9 that interest income is significant, we believe that interest income should be separately

presented on the face of the statements of operations. Please revise future filings accordingly. See Rule 5-03(b)(7) of Regulation SX.

Consolidated Balance Sheets, page 84

55. We note from your disclosure on page 50 that in June 2007 you announced a plan to sell nine of the FOX-affiliated television stations. Please tell us if the assets of these nine television stations have been classified as held-for-sale as of June 30, 2007 in accordance with paragraph 30 of SFAS No. 144. If the assets have not been classified as held-for-sale, please explain to us why not.

Consolidated Statements of Cash Flows, page 85

56. We note your presentation of "Other, net" as an adjustment to reconcile income from continuing operations to cash provided by operating activities on the face of the statements of cash flows. In future filings, please separately present these amounts as line items on the statements of cash flows to the extent the amounts are material.

Notes to the Consolidated Financial Statements, page 87
– General

57. We note from your balance sheet that receivables are a significant component of current assets as of June 30, 2007 and 2006. In future filings, please revise the notes to your financial statements to include disclosure of your basis of accounting for receivables, including a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-6.

Note 3. Acquisitions, Disposals and Other Transactions, page 96

58. We note your disclosure that in regards to your 2007 joint venture with VeriSign, VeriSign has a right to put its interest in the joint venture to the Company for $150 million and $350 million, in fiscal 2010 and 2012, respectively. Please tell us how you have accounted for the fair values of these put rights in accordance with the guidance in SFAS No. 150.

59. We note that in fiscal 2007 you restructured your ownership interest in one of the majority-owned RSNs and the minority shareholder has a put right related to their respective ownership interest that is currently exercisable and is outside the control of the Company. Please explain to us and disclose in future filings, the method and assumptions used to determine the fair value of the put right.

Lawrence A. Jacobs, Esq.
Ruby Newco LLC
October 4, 2007
Page 12

Note 5. Inventories, page 103

60. We note that a significant amount of programming rights are classified as current inventory. Please tell us why you believe the majority of the programming rights asset will be realized in the next year and is therefore appropriately classified as a current asset.

Note 6. Investments, page 104

61. We note your disclosure that in August 2006 you sold your investment in Sky Brasil for approximately $300 million and recognized a gain of $261 million. In light of your disclosure that you deferred a portion of the total gain on sale due to your indirect retained interest in the ownership of DIRECTTV, please tell us and disclose in future filings, the total amount of the gain on the sale and when you expect to recognize the deferred portion of the gain.

Note 8. Goodwill and Other Intangible Assets, page 108

62. We note that during 2007 you had an adjustment to goodwill of $128 million in the Newspaper segment. Please explain to us the nature of this adjustment, including the acquisition to which this adjustment relates and when the original acquisition transaction occurred. Also include in your response the nature and timing of the circumstances that resulted in the adjustment to goodwill in 2007. Similarly, please explain the nature of the $123 million adjustment to the Television segment in 2006.

63. We note from your disclosure on page 23 that Fox Television stations has pending renewal applications for a number of its television station licenses and nine of the pending applications have been opposed by third parties. In light of these pending renewals with potential opposition, please explain to us why you believe that the intangible asset of FCC licenses continues to have an indefinite life.

Note 10. Exchangeable Securities, page 113

64. We note your disclosure that the fair value of the warrants related to the TOPrS is determined at the end of each period using the Black-Scholes method. Please tell us and revise future filings to include the assumptions used in determining the fair value of the warrants under the Black-Scholes method for each period a balance sheet is presented. With respect to your Bucs Securities, please tell us and disclose in future filings, the method and assumptions used to determine the fair value of the call option feature for each period a balance sheet is presented.

Note 13. Equity Based Compensation, page 117

65. We note your disclosure that certain RSU awards will be settled in cash. Please
    explain to us, and disclose in future filings, the nature of the conditions requiring
    cash settlement of these RSUs. Also, explain to us how you have accounted for
    these RSUs in accordance with SFAS No. 123R. In this regard, it would appear
    that if you are required to settle the RSUs with cash, you may be required to
    account for these instruments as liabilities under paragraphs 31- 32 of SFAS No.
    123R. Please advise or revise accordingly.

Note 25. Supplemental Guarantor Information, page150

66. We note your disclosure that the parent guarantor presently guarantees the senior
    public indebtedness of NAI. Please confirm to us, and revise future filings to
    disclose, that the guarantee is full and unconditional. See Rule 3-10(b) of
    Regulation SX.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated
  authority in declaring the filing effective, does not relieve the company from its
  full responsibility for the adequacy and accuracy of the disclosure in the filing;
  and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Amy Bowerman Freed, Esq.
        Hogan & Hartson LLP
        via facsimile: (212) 918-3100

        Lou R. Kling, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        via facsimile: (917) 777-2770